FORM 6-K NR 21june13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended June 21, 2013

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 21, 2013
CANADIAN ZINC RECEIVES LAND USE PERMITS FOR OPERATION OF PRAIRIE CREEK MINE

Vancouver, British Columbia, June 21, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to announce that the Mackenzie Valley Land and Water Board has issued two key Land Use Permits (“LUP”) for mining operations at its wholly owned Prairie Creek Mine in the Northwest Territories, Canada.

LUP MV2008D0014 permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation along with the eventual closure and reclamation of the minesite.

LUP MV2008T0012 permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies.

Both new LUP permits are valid for a term of five years and with an optional two year extension.

In January 2013 the Mackenzie Valley Water Board issued LUP MV2012F007 which permits the construction, maintenance, operation and use of the winter access road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine.

The Company expects that in the near future the Water Board will also issue a Class Type “A” Water Licence which will be subject to approval by the Federal Minister of Aboriginal Affairs and Northern Development.  Canadian Zinc is also awaiting final permits from Parks Canada for the operation of portion of the winter road that passes through the Nahanni National Park Reserve and construction of the Tetcela Transfer Facility, a second road staging area to be located within the Park. Draft permits were issued for review by Parks Canada in March, 2013 and it is expected these permits will be finalized in the near-term.

About Canadian Zinc

Canadian Zinc is a Toronto Stock Exchange listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada. Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of the required infrastructure in place including a 1,000 tonne per day mill, 5 kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, 3 exploration diamond drills and a 1,000 metre airstrip.

Canadian Zinc also holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, where a successful drilling program was carried out in winter 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

EXHIBIT LIST

99.1	News Release – June 12 , 2013 - Canadian Zinc Reports On Election Of Directors At Annual General Meeting Of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: June 21, 2013	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman